October 26, 2017	TSX.V - GIGA

Tom Milner resigns from Board, joins Advisory Board

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp., (TSX.V – GIGA) announced today that Tom Milner has resigned from the board of directors of Giga and has joined the Company’s Advisory Board as Senior Mining Advisor to the President. Mr. Milner will coordinate the technical team currently being assembled to advance the Turnagain nickel and cobalt project, as well as help evaluate acquisition and investment opportunities in the battery materials space.

“On behalf of the Board, I want to thank Mr. Milner for his contributions to our Company as a director and as a technical mentor over the last ten years,” said Mr. Jarvis. “He has been a high quality and active member of our Board and I look forward to his continued involvement as we advance the Turnagain nickel and cobalt project and his expertise as we evaluate potential new acquisitions.”

“I am excited to work with the team at Giga Metals in my new role,” said Mr. Milner. “Turnagain is a high quality, extremely large nickel sulphide deposit that will come into its own as the demand for high purity (98%+ Ni) nickel increases in order to supply the rapidly growing battery market.”

Mr. Milner joins Cliff Carson, Dr. David Dreisinger and Tookie Angus on the Advisory Board of Giga Metals. The Advisory Board is comprised of individuals that are experts in their fields and will assist the Board and management with the execution of Giga Metals’ strategy.

Pursuant to the Company’s Stock Option Plan, 75,000 options will be granted to Mr. Milner with a strike price of $0.60 per share and a term of five years from the date of grant, subject to TSX approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
Tel: 604 681 2300
GIGA METALS CORPORATION

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